GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House,
Singapore 068877
Tel : 6877 8228 Writer's DDI No. 68778278
Fax : 225 4959

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司

Our Ref : GCSS-EL/1452/02/LTR

24 June 2002

Securities & Exchange Commission
450 Fifth Street, N.W
Washington, D.C. 20549
United States of America

BY COURIER

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED (FILE NO. 82.3672)

Enclosed are the following documents :

(i) Announcement dated 20 June 2002 with enclosure (Republic Hotels & Resorts Limited – Notice of Changes in Substantial Shareholders' Deemed Interests); and

(ii) Announcement dated 21 June 2002 with enclosure (Republic Hotels & Resorts Limited – Notice of Changes in Substantial Shareholders' Deemed Interests).

Regards,

Yours faithfully,

ENID LING
Assistant Manager
(Corporate Secretarial Services)

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosure) *(By Fax Only)*
Ms Catherine Loh (without enclosures)

EL/it

82-3672

MASNET No. 72 OF 21.06.2002
Announcement No. 72

REPUBLIC HOTELS & RESORTS LIMITED

NOTICE OF CHANGES IN SUBSTANTIAL SHAREHOLDERS' DEEMED INTERESTS

Please refer to the attached file on the various substantial shareholders' notifications to the Company in respect of the changes in their deemed interests arising from the acceptances received by M&C Hotels Holdings Limited ("M&C HHL") on 19 June 2002 pursuant to M&C HHL's voluntary unconditional cash offer for all the issued and fully-paid ordinary shares of S$1.00 each in the capital of the Company as described in its Offer Document dated 17 June 2002.

RHR SS#1(190602)1

Submitted by Boey Mui Tiang, Company Secretary on 21/06/2002 to the SGX

Republic Hotels & Resorts Limited
(the "Company")

Date of notice to company	: 21 June 2002
Date of change of interest (including deemed interest)	: 19 June 2002
Circumstance giving rise to the change	: Receipt by M&C Hotels Holdings Limited ("M&C HHL") of (1) acceptances in respect of an aggregate 2 052,200 ordinary shares of S$1.00 each in the capital of the Company and (2) acceptances accompanied by contract statement(s) in respect of 103,000 ordinary shares in the capital of the Company which are in the process of being credited into the securities accounts of accepting shareholders and which have not been earmarked, pursuant to M&C HHL's voluntary unconditional cash offer for all the issued and fully-paid ordinary shares of S$1.00 each in the capital of the Company (the "Offer") as described in its Offer Document dated 17 June 2002 Note: M&C HHL is regarded as having an interest in the ordinary shares in the capital of the Company which are the subject of the above acceptances, regardless of whether or not settlement and transfer of such shares have taken place.
Amount of consideration per share excluding brokerage, GST, stamp duties, clearing fee	: S$1.30 in cash

				Shares held in the name of registered holder						Holdings of substantial shareholder (including direct and deemed interest)							
										Deemed				Direct			
Notice of:	Name of Substantial Shareholder	Name of registered holder	Details	No. of shares of the change	% of issued share capital	No. of shares held before change	% of issued share capital	No. of shares held after change	% of issued share capital	No. of shares held before change	% of issued share capital	No. of shares held after change	% of issued share capital	No. of shares held before change	% of issued share capital	No. of shares held after change	% of issued share capital
Changes in Substantial Shareholder's Deemed Interests	Millennium & Copthorne Hotels plc ("M&C")	M&C Hotels Holdings Limited[1]	By virtue of Section 7 of the Companies Act, Chapter 50, M&C is deemed to have an interest in these shares held in the name of the registered holder	2,155,200	0.430	696,210	0.139	2,851,410	0.569	426,226,017	85.064	428,381,217	85.494	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Singapura Developments (Private) Limited ("SDPL")	M&C Hotels Holdings Limited[1]	By virtue of Section 7 of the Companies Act, Chapter 50, SDPL is deemed to have an interest in these shares held in the name of the registered holder	2,155,200	0.430	696,210	0.139	2,851,410	0.569	426,226,017	85.064	428,381,217	85.494	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	City Developments Limited ("CDL")	M&C Hotels Holdings Limited[1]	By virtue of Section 7 of the Companies Act, Chapter 50, CDL is deemed to have an interest in these shares held in the name of the registered holder	2,155,200	0.430	696,210	0.139	2,851,410	0.569	426,226,017	85.064	428,381,217	85.494	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Hong Leong Investment Holdings Pte. Ltd ("HLIH")	M&C Hotels Holdings Limited[1]	By virtue of Section 7 of the Companies Act, Chapter 50, HLIH is deemed to have an interest in these shares held in the name of the registered holder	2,155,200	0.430	696,210	0.139	2,851,410	0.569	428,665,517	85.551	430,820,717	85.981	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Kwek Holdings Pte Ltd ("KH")	M&C Hotels Holdings Limited[1]	By virtue of Section 7 of the Companies Act, Chapter 50, KH is deemed to have an interest in these shares held in the name of the registered holder	2,155,200	0.430	696,210	0.139	2,851,410	0.569	428,665,517	85.551	430,820,717	85.981	-	0.000	-	0.000

Note: % of issued share capital is based on the Company's issued and fully paid-up share capital comprising 501,063,912 ordinary shares of S$1.00 each

[1] M&C Hotels Holdings Limited will be the registered holder of the 2,155,200 ordinary shares in the capital of the Company upon settlement and transfer of such shares pursuant to the terms of the Offer

82-3672

MASNET No. 49 OF 20.06.2002
Announcement No. 49

REPUBLIC HOTELS & RESORTS LIMITED

NOTICE OF CHANGES IN SUBSTANTIAL SHAREHOLDERS' DEEMED INTERESTS

Please refer to the attached file on the various substantial shareholders' notifications to the Company in respect of the changes in their deemed interests arising from the acceptances received by M&C Hotels Holdings Limited ("M&C HHL") on 18 June 2002 pursuant to M&C HHL's voluntary unconditional cash offer for all the issued and fully-paid ordinary shares of S$1.00 each in the capital of the Company as described in its Offer Document dated 17 June 2002.

RHR SS#1(180602)1

Submitted by Boey Mui Tiang, Company Secretary on 20/06/2002 to the SGX

Republic Hotels & Resorts Limited
(the "Company")

Date of notice to company : 20 June 2002

Date of change of interest (including deemed interest) : 18 June 2002

Circumstance giving rise to the change : Acceptances received by M&C Hotels Holdings Limited ("M&C HHL") in respect of an aggregate 696,210 ordinary shares of S$1.00 each in the capital of the Company on 18 June 2002, pursuant to M&C HHL's voluntary unconditional cash offer for all the issued and fully-paid ordinary shares of S$1.00 each in the capital of the Company (the "Offer") as described in its Offer Document dated 17 June 2002.

Note: M&C HHL is regarded as having an interest in the ordinary shares in the capital of the Company for which acceptances have been received, regardless of whether or not settlement and transfer of such shares have taken place.

Amount of consideration per share excluding brokerage, GST, stamp duties, clearing fee : S$1.30 in cash

				Shares held in the name of registered holder						Holdings of substantial shareholder (including direct and deemed interest)							
										Deemed				Direct			
Notice of:	Name of Substantial Shareholder	Name of registered holder	Details	No. of shares of the change	% of issued share capital	No. of shares held before change	% of issued share capital	No. of shares held after change	% of issued share capital	No. of shares held before change	% of issued share capital	No. of shares held after change	% of issued share capital	No. of shares held before change	% of issued share capital	No. of shares after after change	% of issued share capital
Changes in Substantial Shareholder's Deemed Interests	Millennium & Copthorne Hotels plc ("M&C")	M&C Hotels Holdings Limited*	By virtue of Section 7 of the Companies Act, Chapter 50, M&C is deemed to have an interest in these shares held in the name of the registered holder	696,210	0.139	-	0.000	696,210	0.139	425,529,807	84.925	426,226,017	85.064	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Singapura Developments (Private) Limited ("SDPL")	M&C Hotels Holdings Limited*	By virtue of Section 7 of the Companies Act, Chapter 50, SDPL is deemed to have an interest in these shares held in the name of the registered holder	696,210	0.139	-	0.000	696,210	0.139	425,529,807	84.925	426,226,017	85.064	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	City Developments Limited ("CDL")	M&C Hotels Holdings Limited*	By virtue of Section 7 of the Companies Act, Chapter 50, CDL is deemed to have an interest in these shares held in the name of the registered holder	696,210	0.139	-	0.000	696,210	0.139	425,529,807	84.925	426,226,017	85.064	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Hong Leong Investment Holdings Pte. Ltd. ("HLIH")	M&C Hotels Holdings Limited*	By virtue of Section 7 of the Companies Act, Chapter 50, HLIH is deemed to have an interest in these shares held in the name of the registered holder	696,210	0.139	-	0.000	696,210	0.139	427,969,307	85.412	428,665,517	85.551	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Kwek Holdings Pte Ltd ("KH")	M&C Hotels Holdings Limited*	By virtue of Section 7 of the Companies Act, Chapter 50, KH is deemed to have an interest in these shares held in the name of the registered holder	696,210	0.139	-	0.000	696,210	0.139	427,969,307	85.412	428,665,517	85.551	-	0.000	-	0.000

Note: % of issued share capital is based on the Company's issued paid-up share capital comprising 501,063,912 ordinary shares of S$1.00 each.
* M&C Hotels Holdings Limited will be the registered holder of the 696,210 ordinary shares in the capital of the Company upon settlement and transfer of such shares pursuant to the terms of the Offer.